SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

BioLife Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09062W204

(CUSIP Number)

Michael Rice, Chief Executive Officer & President

3303 Monte Villa Parkway, Suite 310

Bothell, Washington 98021

(425) 402-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 09062W204

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Thomas Girschweiler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF	7.	SOLE VOTING POWER 53,488
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 53,488
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,488

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.13%

14.	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP NO. 09062W204

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Taurus4757 GmbH

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14.	TYPE OF REPORTING PERSON
CO

Item 5.  Interest in Securities of the Issuer.

-------------------------------------------

Item 5 is hereby amended and supplemented as follows:

On November 24, 2020, Taurus4757 GmbH (“Taurus”) sold 1,600,000 shares of Common Stock to Casdin Partners Master Fund, L.P. in a private transaction. Mr. Girschweiler had the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares sold by Taurus to Casdin Partners Master Fund, L.P.

On December 24, 2020, Mr. Girschweiler exercised 10,714 options at a strike price of $1.121.

On December 24, 2020, Taurus transferred 42,774 shares of Common Stock to Mr. Girschweiler.

As of the date hereof, Taurus does not own, either directly or beneficially, any shares of the Issuer.

As of the date hereof, Mr. Girschweiler directly owns 53,488 shares of the Issuer. Such shares represent a total of .13% of the Issuer’s outstanding shares of common stock as of May 12, 2021 as reported by the Issuer in the Form S-8 filed by the Issuer with the Securities and Exchange Commission on July 7, 2021.

On November 24, 2020, both Mr. Girschweiler and Taurus ceased to own in excess of 5% of the outstanding shares of common stock of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2021	/s/ Thomas Girschweiler
Thomas Girschweiler

Dated: July 21, 2021	TAURUS4757 GMBH

/s/ Thomas Girschweiler
Thomas Girschweiler, Managing Partner